EXHIBIT 23.6

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-4 dated June 3, 2005 of Spectrum Brands, Inc. of our report dated March 4, 2005, except as to note 16, which is as of April 29, 2005, with respect to the consolidated balance sheet of Tetra Holding (US), Inc. and subsidiary as of December 31, 2004, and the related consolidated statements of income, changes in stockholder’s equity and comprehensive income, and cash flows for the year then ended, which report is included in the Current Report on Form 8-K filed by Spectrum Brands, Inc. on June 2, 2005, and to the reference to our firm under the heading “Experts” in such Registration Statement.

/s/ KPMG LLP

Roanoke, Virginia

June 3, 2005